Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035


The following is a transcript of an Investor Conference held on Monday, October 29, 2001. The slides used during this conference were previously filed pursuant to Rule 425 on Tuesday, October 30, 2001. A webcast of this conference is available on General Motors' and Hughes Electronics' websites.


In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine Vice Chairman and CFO, General Motors
Jack A. Shaw Chief Executive Officer, Hughes
Roxanne S. Austin Executive VP, Hughes; President and COO, DIRECTV Eddy W. Hartenstein Senior Executive VP, Hughes; Chairman, DIRECTV Michael J. Gaines Corporate VP and CFO, Hughes

Mr. Devine beneficially owns approximately 119,094 GM $1-2/3 shares. Mr. Shaw beneficially owns approximately 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns approximately 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns approximately 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns approximately 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares held under various trust arrangements and shares that are purchasable under options that are exercisable, and shares held through benefit plans (including restricted stock units) that are or will be vested, within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire GM $1-2/3 shares that are not exercisable, and GM $1-2/3 and Class H shares held through benefit plans that will not be vested, within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire GM Class H shares that are not exercisable, and GM Class H shares held through benefit plans that will not be vested, within 60 days of October 15, 2001.

Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for

EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

TONI SIMINETTI:  Are we about to get started?  If everyone could take a seat?

Welcome. I am Toni Siminetti, the spokeswoman from General Motors and on behalf of my fellow communications colleagues from Hughes and EchoStar, George Jamison and Judy Ann Patensio. And with all due respect to the numerous people familiar with the situation - executives close to the company and knowledgeable but unnamed sources - I would like to welcome you to this briefing regarding our announcement to combine Hughes with EchoStar.

First, the Safe Harbor language applies to this meeting here today. Secondly, the press release on this announcement is available through the PR news lawyers. And both the press release and the presentation charts that you will see today are available on the GM, Hughes and EchoStar company websites and also have been filed with the SEC.

We do have an audience dialing in or listening remotely through web connections or telephone connections.

I'd also like you to know that we have our full compliment of media relations and investor relations staff on hand and available all day to help you throughout the day with your questions.

Just a few more introductions before we get started. I'd like to introduce a couple of colleagues in the front row. First, from General Motors - GM Vice President and Treasurer, Eric Feldstein. From Hughes - Hughes' Chief Financial Officer, Mike Gaines. From EchoStar - Senior VP and General Counsel, David Moskowitz and Chief Financial Officer, Mike McDonnell.

And now we're ready to get started with the show. Please join me in welcoming General Motors' President and CEO, Rick Wagoner; Chairman and Chief Executive Officer, Charlie Ergen; Hughes' CEO, Jack Shaw; Chairman and CEO of DIRECTV, Eddy Hartenstein and General Motor's Vice Chairman and CFO, John Devine.

(INAUDIBLE) photographers a few seconds with them. Are you guys happy today?

UNKNOWN MALE #1:  (INAUDIBLE) shake your hand.  All of us?

TONI SIMINETTI: OK, I think we're just about ready. For those of you on the Webcast and the telephone we are just having a short photo opportunity here with our principals.

Great. Thank you. I think we're ready to start the presentation. We will open it up to questions later so at this point I'd like to turn it over to Rick Wagoner.

RICK WAGONER: Thanks, Toni, and good morning. Thank you all for joining us. I was just telling Charlie after that three-way shake there's a reason only two people shake hands normally - it's hard to do otherwise.

Just a quick - I wanted to just offer some overview comments obviously primarily from the General Motors' perspective. We think today's announcement signifies a very powerful business combination that represents really a triple win - win, win, win - for all three sets of shareholders involved. We think it's important that the transaction, particularly as Hughes and EchoStar merge, will create a very strong competitor to cable, which controls about 80 percent of the U.S. paid television market right now. And we think in addition there's significant benefits to this transaction to the consumer base here, which Charlie will explain here briefly.

And I can tell you that after a lot of hard work on the transaction what we're announcing today has the full support of General Motors and Hughes management teams. I want to just comment briefly from the perspective of GM and GM one and two-thirds and GM H shareholders - what we see the benefits of the transactions.

And they're listed right here on the chart. For the H shareholders first - there's a significant premium - 20 percent over the closing price as of Friday. Second, and just as important - Hughes is getting an excellent partner - EchoStar - with a terrific track record in this business. The combined entity - Hughes and EchoStar together will have sufficient capital to grow the business and that's critical given the opportunities that we see to grow this business. We have a significant subscriber base - 16.7 million subscribers today between the two companies and their very, very potential synergies, which Charlie will discuss in detail momentarily.

From the standpoint of GM, one and two-thirds shareholders we will improve our liquidity position. Upon closing we'll receive $4.2 billion in cash, we'll retain a significant investment in the merged company, which we think has outstanding prospects and we will have the option to exchange up to 100 million shares of the GM class H stock prior to closing or at closing for outstanding debt generating further liquidity for our company. This will be a tax-free transaction and I think very importantly to the General Motor's side it will enable our management team to devote its full efforts to focusing on our core automotive business. So from behind this transaction we're very pleased to be here today.

Now it's my pleasure to invite Jack Shaw, CEO of Hughes, up for a few comments.

JACK SHAW: Thank you, Rick. I know I speak for everyone at Hughes when I say we are very glad to have concluded this process of defining our future with a great outcome. We spent the better part of the last year working towards this day and in the final weeks we had two world class companies with very different streaks and advantages endeavoring to reach an agreement with us.

The Hughes leadership team believes that the spirit of speed, agility, competitiveness and entrepreneurship that are the essence of EchoStar's culture will be a great fit with our own. Hughes employees have accomplished enormous achievements, like the building of DIRECTV from a dream into the largest digital entertainment provider in the country. Like the construction of the world's largest constellation of commercial broadcast and communications satellites with PanAmSat and like the design of the most sophisticated future broadband communications systems (space-vise). In short, Hughes employees have earned the right to have an expectation of winning and we believe that will fit nicely with our colleagues in this new company we are going to form.

I'd like to tell you a brief story that I've never told before. As you know, we have been working on this transaction for quite some time and, not so long ago, I convened a confidential meeting of some of the top people at Hughes. We closed ourselves in a room and agreed that conversation would be completely open and candid and confidential. We spent hours examining and discussed every detail of the opportunities that were under consideration. At the end I asked each person in the room to tell me which opportunity they felt would provide the best value to our shareholders and the best future for our company. And to a person they said we should merge with EchoStar.

Charlie Ergen's company is still one of our nation's most remarkable companies. A company that also respects, even demands, to win. The fact that we're standing together today on this stage I think is testament to that.

Charlie, we're proud to be joining you and personally I look forward to working with you. We at Hughes are proud of what we are bringing to this merger and I'd like Eddy Hartenstein to describe the power of the Hughes enterprise.

EDDY HARTENSTEIN: Thanks, Jack. I'd like to echo from having been and we will still be a competitor with EchoStar along with bad guys - the cable folks - on behalf of all of the folks at Hughes and especially those at DIRECTV we look forward to working, Charlie, with you and your team.

Over - as we look at the first chart there - this is just a quick overview as a reference point for what Hughes is for 2001. It's not quite complete but will be north of $8 billion in revenue with the primary assets shown here - DIRECTV in


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the United States. With some 8.7 owned and operated of the 10.3 million customers right now - will be somewhere north of 10.6 million by the end of this year. Delivering the best television experience anyone could have in homes across America. DIRECTV Latin America with almost three-quarters of a billion dollars of revenue this year and a billion - a million six customers by year end across 27 countries in Latin America. Hughes Network Systems over $1 billion of revenues and providing satellite broadband systems to customers around the world. And, of course, our 81 percent ownership in PanAmSat, the world's largest fleet of satellites generating almost $1 billion in revenue annually with the market cap of over 3.4 billion. The publicly traded cap indicating the types of satellite services used worldwide.

The story is a great one. The most recent quarter indicates that this is a very robust business in almost every aspect. Hughes' third quarter results were over $2 billion of revenue and prior to some one-time adjustments $141 million of EBITDA. And you can see on the right that there's been steady growth - if you look at the driven growth of DIRECTV in terms of its U.S. subscriber base since our inception in June of 1994.

The story of one of growth is self evident on the lower left there where you see the revenues up almost 25 percent year over year. Hughes' EBITDA is up over 30 percent year over year. And against all the estimates and even our own guidance we will have exceeded it with 425,000 net new customers just in the third quarter.

We're the - in the U.S. among the multi-channel video providers - the leading folks of a metric we call ARPU - average revenue per unit. That's the monthly revenue coming out of the homes of $56 per month (INAUDIBLE).

Over the past couple of days I've reflected back on just the past 10 years and what an incredible ride we've had at Hughes - first with the development of the direct broadcast satellite concept followed by the launch of DIRECTV and eventually it's rise as the leading multi-channel provider in the U.S.

But the success of DIRECTV transcends the past decade. Its roots go back about 40 years to the pioneering days of the former Hughes Aircraft Company - it's emerging satellite business. In 1963 was the launch of the experimental geo-stationary communications satellite called Syncom. The age of modern telecommunications was born, and the idea of a global village became a reality.

About 21 years ago to the day a little company called EchoSphere - and I think he had a pick up truck and a trailer. Charlie and his wife Candy started a business that we call today the Buds business. And without being disparaging to Anheuser-Busch - the bud there. It's what we call today the big, ugly dish.

Together, DIRECTV and DISH Network have over 16 million customers and today representing nearly one out of every six households in the United States and, together, have an unprecedented set of technological resources for interactive services over the television, high definition television and personal video recording capabilities. Together, Hughes and EchoStar will have the spectrum and the technical prowess to deliver ubiquitous broadband services for customers both nationwide and enterprise customers worldwide.

Together, we've got the best and brightest collection of customer service, marketing, sales, business savvy of any media or telecommunications company anywhere. Our breadth of talents and capabilities is truly amazing. And it's the success of our separate paths as recently as just the third quarter are any indication our future is a very bright one.

It's my pleasure to introduce Charlie Ergen.

CHARLIE ERGEN: I don't know if I can make this work. Again, on behalf of really myself personally and all of the folks at EchoStar, we're extremely excited about this transaction. We've always had a vision at EchoStar about trying to


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
compete with cable and, for the first time, I think we've really put together a company that can actually do that on all levels.

Even though our technology's grown quite a bit obviously cable has come back with digital cable and now with broadband and we're excited now that we believe we can compete on an equal level playing field with the combinations of these companies.

It's also a pleasure to have worked with Jack recently at Hughes. And I've always both competed and worked with Eddy Hartenstein over the years. And while a lot of people would like to take credit for - and I'd like to modestly think that I've got some thing to do with it the DBS industry. I think history will show that the real father of DBS is Manetti and his team at DIRECTV and what they did. They made it look easy in terms of putting up satellites and making digital impression work and going out and getting customers and getting retailers involved. We were lucky to be able to follow in their draft and become successful ourselves.

The transaction itself is going to create as I said a true competitor cable television, both in digital and in broadband. We have the opportunity now to provide effective competition to 100 million homes. It leverages our already compelling economics and allows us to take advantage of tremendous synergy between the two companies. We can eliminate a lot of duplication. The biggest thing is we duplicate our spectrum. It's a very limited resource in outer space. The government has had a hard time allocating that spectrum. There's no more for us to get, yet we have customers who demand more and more services whether it be digital new, local channels and so forth. We have to be able to consolidate that to get the efficiencies.

In terms of the summary itself, each EchoStar shareholder will receive 1.37 shares of Hughes. The new Hughes will be called the new EchoStar. Hughes has the ability to redeem 4.2 million - billion of GM's - I wish it was 4.2 million -
4.2 billion of GM's interest. And prior to closing GM may exercise an option to sell us 100 million share to convert into debt securities. And we have fully committed financing for 5.5 billion.

This is a pro forma economic ownership of the new company - EchoStar. You'll see that GM Class H shareholders have the majority - 53 percent. GM will still hold
- after they redeem the 4.2 billion - 11 percent and the EchoStar shareholders will have about 36 percent of the company.

So, effectively, control remains within GM or GMH. It's a powerful combination moving forward. It's really a combination of the third and sixth largest multi-channel TV providers. We're almost - when we're together in terms of our owned and operated subscribers we're almost as large as AT&T - just under them with 14.1 million subscribers. We also have another company, RTC, and their affiliates like Pegasus. You have another million eight subscribers. They're also on the platform but completely independent companies from EchoStar.

In terms of revenue - again, the combination brings together the revenue of DIRECTV and EchoStar - brings it up almost to the level of AT&T. and, of course, we have to be proactive here because there's lots of consolidation potential. We're certain to see that ownership cast limits have been or will be increased. Have been going out - of the course of 30 percent cap is no longer valid. So we know we're going to have to get into consolidation in the cable monopoly and they're only going to get stronger. We've got to be proactive to go out and compete against them.

The thing I've always loved about satellite personally is the economics of it, and if we can just highlight those economics and go out. With those economics in the market place we can offer consumers lower prices and we can offer them lower prices and better service and we'll have an opportunity to get their business. And we've always had the fattest pipe as we combine these. Unfortunately, the government mandated things like Musgary. They burdened that pipe with programming that perhaps the consumer wasn't interested in but nonetheless about a third of our capacity starting January 1st is going to be allocated to


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
something that heretofore we don't - we haven't broadcast and we don't see compelling demand from consumers but we have to comply with the law. With that burden our pipe became less fat. And combining the two companies we can expand that pipe back again.

We have a nationwide footprint, so every square inch of the United States including rural America and Alaska and Hawaii, are covered by our satellites. Our cost per home past, of course, is a fraction of the incumbent cable industry. We're 100 percent digital, so we're not - while many broadcasters are taking their time about converting to the digital and still want to hold on to spectrum, we're out there digital operating service and we're willing to do more if the government will let us.

Channel capacity, obviously, this combination will increase. We continue to upgrade our plant but we're doing it in another way by launching a new satellite every once and awhile. And we've always rated higher in customer service. DIRECTV and DISH have been one and two in surveys for the last many, many years.

But cable has a huge advantage - they have incumbency. They're out there in 80 percent of the homes today, and consumers won't change unless you have a compelling new product. And by putting these two companies together we have a better chance of saving them money and giving them better services.

Broadband advantages certainly today as well as the cable industry - potentially some of the phone industry. And we really don't have much of an industry there today. As we look at those economics and made investments, I know that some of this is going to have impact on the Hughes side. We realize that unless we combine our subscriber bases we can never, never effectively offer broadband services to rural America. And we say, "Why should people in rural America not have the same broadband services people have where there's a cable or phone company?" And it's not going to get done in my lifetime, unless we're able to do it through satellite, and we just economically can't do it unless we combine our total bases.

The synergies - again, I know everybody's always skeptical. Every time I see companies merge they talk about synergies and in many cases that may or may not be true. But in this case it absolutely is true. There's two types of synergy and it doesn't take a genius to figure out that the spectrum - because we both duplicate that spectrum - when you combine it you're going to get some synergies. It is - if you had a plant - a factory that could produce cars, as an example. And if the factory could produce twice as many cars, there would be some efficiencies. Well, that's exactly what we're really doing here. Sixty percent of those cost savings are on the cost - synergies are on the cost side. Forty percent on the revenue side. The cost side synergies are the ones I'm most confident about. I think those are the ones that you can - that you can put your finger on. Having gone through due diligence I've spent a fair amount of time myself with the due diligence on the Direct - on the Hughes side.

On the cost side I'm absolutely certain that these cost savings are conservative and that we can achieve these cost savings. First and foremost is the reduction of subscriber acquisition costs. I think when DIRECTV started, they actually had no subscriber acquisition costs. I think that those have grown to the $500 to $600 or $700 range depending on the month. And obviously, those economics don't make for a very healthy satellite industry. And obviously, we think that subscriber acquisition cost is made up of about - is made up of about $100 in reduced subsidies to sell the product. About 25 - about $15 of that is improved efficiencies in out set top box where we combine the manufacturing process and about $10 of that is in the marketing and advertising savings, so we can with a unified message to the marketplace.

Reduced churn is another factor. It's huge cost to our business. The trends have not been very good in churn. There's a few reasons why - one of those is piracy. There's no way that any single operator can control piracy without the help of the other operator. It doesn't do any good to lock the front door if the back door's open. And so we have to - to control piracy we need to combine the companies because then with the technological and make the investment to eliminate piracy in our industry. That's certainly going to help with churn. Additionally, we can go to a standardized set top box so we don't have a beta VHS problem, which we have today. Consumers are not better off because we have different technologies because then they have to - it's an added cost to them.


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They'd be much better off with a single technology regardless of who they're buying from. And, again, increased services like high definition channels and local channels and markets where we are today. That's going to reduce our churn because customers are going to get what they want.

Finally, reduced programming costs - we've always been at a very big disadvantage in DVS versus the cable monopoly programming costs. We were - they were - the relationship with the contractors for a long period of time. We know that we pay between 10 and 15 percent more for our programming than the largest cable companies today. We believe that we can - on a level playing field the programmers that we can reduce those programming costs and hopefully pass those savings onto consumers in the form of lower prices. It's a shame after seven years in the DVS business that we have not be able to stop the two and three times greater than inflation price increases from the cable industry. And I think that this combination will go a long way to finally stopping those kinds of increases. And, finally, the reduced general and administrative expenses between the two companies - obviously there's tremendous savings there. And certainly that was pointed out in the due diligence that we did.

The revenue side is a little bit tougher to put your finger on because you don't really know what the marketplace is going to accept. You have in your mind a vision of what you think the marketplace is going to accept but what you're probably going to find is that there's probably increased revenue opportunities we have to put on the page here. There's probably some things we have on the page that don't pan out for us.

But clearly, in advertising and interactive services we get very little revenue in this industry today. The cable industry gets about $40 a subscriber a year. We think with the compelling economics of our base together that we can achieve $30 a year by 2005. And that includes both advertising and interactive.

In terms of local service, we can add 60 new markets so people in Arkansas and Montana and Vermont and states where we don't have local services for the first time they actually get a choice between cable and satellite. When we do that we're going to get more subscribers and more revenue.

The digital divide where we can offer broadband services. The Hughes space way project is a very ambitious project, which is very technically challenging. But by putting our bases together we can achieve that and provide broad band to every single home in the United States at a cost competitive with what they might get from a cable or DSL modem.

Video on demand, we can go to real true video on demand instead of near video on demand with our technology and the added services, which will add more variety to consumers and a better chance to buy it.

And finally HDTV - broadcasters have had spectrum for a long time - haven't done a lot with HDTV. In fact, the only people really out there promoting HDTV or DIRECTV and DISH Network. And together we can actually go out there and have the capacity to put the channels up and drive that market. Somebody in the government obviously put the spectrum out there for it.

In terms of leverage, this certainly will be a company at the end of the day that will have some leverage. We're very - Hughes has very little leverage today and EchoStar has very little net leverage per subscriber today. Cable - almost $2,000 debt per sub. Even after we combine these companies with all the financing in place we're still in that sweet spot of about $750 debt per sub. So I've always said I want to be between $500 and $1,000. And even after putting the companies together we're right in that sweet spot of that net debt to sub ratio.

We have a roadmap to completion is going to take - well, obviously the definitive agreements are done today. It's going to take four to six months to get shareholder votes that are required on the GM and GMH side. The EchoStar shareholders have always - already approved this transaction or at least I have. So there's a - there's a fairly good shot that thing will go through on the EchoStar side. I know a lot of you guys are conservative and won't make that bet


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but this probably will happen. And then we've got a nine to 12 months to receive regulatory approvals out there and close the transaction. So that's the roadmap to it.

But I just would really conclude that the government in 1980 set up the DVS spectrum to compete with cable. There was no competition to cable - that's why they did it. And we've tried really hard, as an industry and as companies, to do that. And, as I said, cable rates continue to go up and cable continues to get stronger now that digital cable and broadband to continue to sell for a greater multiple per sub than we do in the DVS industry.

And for us to - finally for the first time I think the government and the FCC can see that bit and come to fruition with a combination of these companies to go out and for the first time really have an effective -competitor across the board and the cable incumbency.

So with that I'm not sure who I'm turning it over to. Am I turning it over to you? To Toni.

TONI SIMINETTI: Gentlemen, I think we're ready to begin the question and answer session. I am told that we have something like 800 people dialed in on the audio line, as well as a room full here. So for those of you in the room we have staff with microphones.

If you'd like to ask a question, please get their attention. They will hand you a microphone. And once you have the microphone you will called on. And also from the telephone - and we have some here - many hands up here. From the telephone you'll be queued up by the operator.

So do we have a first question.

UNKNOWN MALE #1: Could you just discuss how soon you'll start integrating the two businesses irrespective of - or on a parallel path with the approval process?

CHARLES ERGEN: Do you want to take that? We have put together a transition team
- well, first of all, we're going to do as much as we can legally as soon as possible. We have put together a transition team made up of Jack Shaw and Eddy Hartenstein from the Hughes side, and myself and Mike Dugan, our president, on our side. And we'll go through a lot of the processes starting immediately in terms of how to put the companies together. We obviously aren't making marketing decisions and we're still going to be separate companies but things like which local cities we might be able to do in a combination based on our satellite designs. Perhaps which uplink centers are going to make the most sense from an economic point of view.

Those are the things that we'll do and put in place and look at, of course, a standardized set top box that will - that will have both of our technologies in it so that we don't get any further behind in terms of integration. That's - that will all start immediately. So the day that this transaction closes we're ready to hit the ground running with a lot of different changes. Some changes we'll probably be able to do before hand. And we'll balance that obviously with the fact that we're running independent companies with different marketing plans until that time.

MARK: Can you guys hear me? (INAUDIBLE) with Merrill Lynch. A question relating to - you talked about the synergies (INAUDIBLE). (INAUDIBLE) understand the subscriber base - that 14.9 million total subscribers per (INAUDIBLE). How are the (INAUDIBLE) working with the NRTC (INAUDIBLE) eventually try to go to a standard platform? I don't know if there are any thoughts there?

And also the question relates to standardization of boxes. Charlie, your thoughts have always been, "Hey, let's try to do (INAUDIBLE) set top boxes." DIRECTV has (INAUDIBLE) they haven't done (INAUDIBLE) set top boxes. Due to standardization of this platform, do you want to switch over to DIRECTV customers or do you want to switch over to the EchoStar customers (INAUDIBLE)?

CHARLES ERGEN: OK, I'm going to let - I may let Eddy address the NRTC question since he's more familiar with their relationship there. But obviously they're a different company in their revenue. From that the competition has been RTC. There's a small - I think Eddy can address how that relationship works.

In terms of how we're going to integrate the companies - you basically are going to either replace over time the EchoStar set top boxes out there or the DISH boxes or the DIRECTV boxes - one or the other depending on the standardization that you're going to accomplish out there. Any new boxes that can do both standards, of course, won't have to be replaced.

There is a cost of that - we think about $2.5 billion over about a four year - I think about $2 billion over a four year period. Both of our companies have experience in that - us with our DISH 500 upgrade and DIRECTV with the Prime Star trade out. So we're fairly confident of our ability to do that. We haven't made decisions on those - on exactly how we'll do that but we have some plans and we think several plans that work pretty well. Because a lot of it is a timing issue whether we'll do that in a year or whether we'll do that in three years, so to speak.

And, Eddy, you may want to address the NRTC.

EDDY HARTENSTEIN: Sure, Mark. The NRTC issue is the relationship we have with those customers where the franchise is rural America representing approximately eight million homes. We have an agreement with the NRTC and its affiliate members. There is some litigation involved as to some aspects of that.

It has a finite term and we expect to resolve that well in time before we would effect the transition, which, as Charlie said, would not effect any of our existing or prospective customers.

UNIDENTIFIED PARTICIPANT: Good morning. (INAUDIBLE) Wasserstein. The question I had was regarding the PanAmSat - the discussion in the press of the site agreement relating what may happen to PanAmSat in the event that this deal is not concluded. And also if you could address, Mr. Wagoner, the issue of the GM guarantee of $2.57 billion - how it benefits General Motors. It seems to go against the (INAUDIBLE) to maximize the cash component of the deal that you've got.

RICK WAGONER: Yeah, actually I think, John - maybe you could handle both of those.

JOHN DEVINE: In the event the deal didn't happen for some reason, I don't think it - that wouldn't happen but just in case it did then the agreement is EchoStar would buy PanAmSat from Hughes.

In terms of the GM-backed stuff on the financing, let me just explain the financing in total. We think the combined companies on a go forward basis would need about $5.5 billion. That's funding the business plan, that's the redemption to GM, that's some other things as well - some other refinancing that has to happen in the business - about 5.5 billion. Deutsche Bank is there for a bridge commitment on 2.75. We had a step at the end of last week, which I think was fairly public where one of the other EchoStar banks was not there. We've looked at the economics of the deal. We've looked at combination. We thought it was so powerful that GM effectively is backstopping half that gimmick - the other two seven five.

We've got it - I think again because the combination is so powerful, we are looking to get another bank or maybe two in to support Charlie on a go forward basis. We have a very clear agreement. I think it's a - it's a measure of Charlie's commitment that he is willing to put into escrow a number of his shares to backstop our loan. We don't think the bridge loan would ever get taken down by General Motors or by Deutsche Bank. The intent of this financing will be to go to the capital markets as quickly as we can.

And, again, we think the economics - the proposal - the merger is so powerful that we think that will be the conclusion. So we don't think there's any considerable risk for GM. We think the merits of this deal are so strong that this will be funded by the capital markets and funded reasonably quickly.

TONI SIMINETTI: OK, I'd like to go to Mike up there at the microphone and then we'll go to (INAUDIBLE).

UNKNOWN MALE #3: (INAUDIBLE) with Lehman Brothers. One question with respect to finance. Is there an implied price and has it already been agreed upon? And if someone can follow up with how the Sprint WorldCom merger effects your thinking of this transaction?

UNKNOWN MALE #4: On the price, it's been agreed there's a small premium above the market price so the price is agreed upon.

UNKNOWN MALE #5:  That price is for the 81 percent only by Hughes.

UNKNOWN MALE #4: And on the MCI/Worldcom whatever - that doesn't effect our thinking. I think it's apples to oranges comparison. I mean, I think that it does effect us. We certainly looked at it, but it's an apples and oranges comparison.

UNKNOWN MALE #5: (INAUDIBLE) of Broadcasting and (INAUDIBLE) Magazine. A little more on the anti-trust issues because to use - to twist one of your favorite phrases - we're not going to have a DVS monopoly because it's not just a cable monopoly. How do you get through the anti-trust issues in the rural markets where DVS is the only video provider?

In most major metropolitan markets where DVS is DIRECTV and EchoStar, and now the second and third providers are going to be just one - now there's just going to be two providers with cable or without cable.

What - why isn't (INAUDIBLE)?

MICHAEL GAINES: John, I think - certainly that's a fundamental question to ask. Again, we believe we're in the multi-video channel provider market. We're 17 percent as a combined company in that marketplace. Cable I think is 81 or some percent there. So it's not. Now, when you want to - when you want to go to a rural market obviously nothing changes in my opinion in the NRTC. There's two competitors in some of the rural markets today. After this transaction there will still be two competitors in that marketplace. There will be cases that - where potentially you could go and you could say that the competition has been reduced in rural markets, where perhaps they are not and perhaps there is not a cable company. That's a few million homes potentially out there.

And I think that we have to work with - we have to be cognizant of that and we'll work with regulators and the Congress to make sure that we don't disenfranchise those customers. And that's the one side.

But you've got to balance that on the other side with these same customer. You're question infers you might be worried about are also asking for broadband services and local services. And there is no way- there is no way in my lifetime that we're going to be able to get those people the services and the choice of those services they want, and to treat those people in rural America as if they had the same opportunities in the city unless we put these two companies together.

There's not enough spectrum, and the must-carry burden is too strong for us to be able to do it any other way, and it - for me, I can only give you an example. I spend a lot of time talking to our customers every day, and they are asking time and time again for broadband and local channels. That is the only way we can do it.

OPERATOR:  Mike, you have another one.

GLORIA RATTA: Hi, it's Gloria Ratta from Bear Stearns. I have two questions, one on the logistics of the changeout on the equipment, how is the customer involved, and is that something you're going to wind up sending technicians to the home or to the customer's own pickup, and at what cost - you outlined this, but is there any additional cost to the customer on new equipment, etc.?

And as far as the progress of the Spaceway, can you just pick up an update on that, and when that will come about, and if that's included in the funding?

MICHAEL GAINES:  OK.  I'll let Jack maybe address the Spaceway question.

JACK SHAW: Yeah, in the case of Spaceway, it's generally on schedule to become operational in the year 2003. The funding is included in all of our plans for Spaceway, and it fits very nicely into the provision that Charlie's been talking about all morning, about the provision of broadband into the home, and at a responsible and reasonable price, and getting it into the rural community to - to take care of this digital divide issue that has been running around for the past months.

MICHAEL GAINES: On the - on the set top box changeout, we don't anticipate that there'll be any costs to consumers for that changeout, and I (INAUDIBLE) experience here, and I can (INAUDIBLE), you know, what it costs the consumer.

JACK SHAW: Not only would there be no costs, but it would be both of our pledges to existing customers that there would be no inconvenience, as well. So we both have the experience in changeouts, and we both have installation and home service teams, and that's how we would handle it.

Charlie indicated it was before. Obviously, we can't do anything until this merger is approved, and we think in the range of about three to four years would be the time that we do it in. We do it in a very smart way to take advantage of some of the earlier things that we'd want to do first, combining, creating more local markets with our capacity as quickly as we could, and making the changeouts, and that kind of areas, looking at the manufacturing capabilities or the installation capabilities to do those changeouts while still growing this business.

JACK SHAW: But we do - we do stop the technology of changeout by going through a standardized set top box, both technologies, and it's definitely the best (INAUDIBLE) consumers, and that will stop any changeout going forward.

OPERATOR:  And we go to (INAUDIBLE), followed by Chris (INAUDIBLE).

JOHN LEVIN: John Levin with (INAUDIBLE) Mortgage Convertible. A three parter. When the transaction is closed, will EchoStar be merged into General - into Hughes, or will EchoStar maintain a separate corporate existence as a wholly-owned subsidiary?

Also, which, if any, of the EchoStar debt securities, including the convertible bonds, will have change of control triggered?

And then, lastly, could you please identify the use of proceeds of these bonds to - the specific use of proceeds for the bonds half billion of financing?

CHARLES ERGEN: OK. I'll try to answer some of that. Technically, EchoStar merges into a new company. The existence of the existing EchoStar is subject to attorneys, so forth, does have an effect on our - on our bonds issued, and it is certainly likely that they're could be a debt control provision on those. I forget - you people asked me three questions. I usually can't remember the first one. What was the third part?

Oh, there's the use of proceeds - the use of proceeds 4.2 billion - well, I'm not sure I'm going to get this right.

JOHN DEVINE:  You want me to take a shot?

CHARLES ERGEN: Yeah, John. When it comes to spending money, I have a memory lapse.

JOHN DEVINE:  You do pretty well, Charlie, I wouldn't worry about that.

There's about $7 billion involved, there's a billion and a half on EchoStar's books, today. We'll raise about $5 and a half billion in the capital markets, backstopped by the agreement I talked before. 4.2 billion of that is targeted for GM. That will be the used stock redeemed and get cash to GM. The remainder of that $7 billion will be used to run the business, and refinancing parts of the business where there is a change in the full provision. The $5.5 is something there's like $2 million that has to be rolled over to finance because of change in control. But it's been - we've gone through it a great deal. We're very confident of the financing, and we regard this as a very much a fully financed plan.

OPERATOR:  (INAUDIBLE) question.

BILL MOORE:  Bill Moore from the Hamilton Partner.

Charlie, you mentioned that there'll be two competitors in the rural area, given the NRTC. Would you offer a separate product that would compete against the DIRECTV that the NRTC offers, or potentially could there be two operators offering DIRECTV in the rural market?

CHARLES ERGEN: It's my understanding that NRTC would have the rights to the DIRECTV, and I may have a difference here, and again, I don't think this is in concrete, but, obviously, I don't know that we would have any rights for DIRECTV, we would have rights for DISH. So I don't really see anything - you know, people really haven't focused on this, but I don't see a lot changed in rural America. I see a lot of positives for people in rural America, as I've mentioned before.

And, again, I've worked - if this isn't good for consumers across the board, then it isn't going to make sense, and we're certainly going to work to make sure there's protections for any place where there might be less choice. And again, we've mentioned nationwide pricing where the people would have - you know, people definitely want more choice in broadband and local television. The question is, what you pay for it. And you put the safeguards in place, so you're not paying anymore than you otherwise would, if there was Hughes' - 50 people for competitors, as an example.

And I think that you do that by nationwide pricing, so that the people in rural America who maybe aren't covered by NRTC or cable company (INAUDIBLE) passed it on to consumers so we're going to keep the prices lower.

Most of my customers want lower programming costs, or less increase, more than more programming, so when we pass those savings on, it helps us get subscribers, and, of course, it brings down the cost to consumers, so that - and that's across the entire nation - across the entire nation. So I think the regulators are going to be looking at this as a very big broad pitch for something I don't think the people in the press have done yet, and when they do that -- when they do that, I am convinced, and I wouldn't be sitting up here today if I wasn't, that this is good for consumers, particularly in rural America.

DISH Network - we plan on using the DIRECTV brand name where we can. But where we can't, there is always the option of the DISH Network. But a lot of that will depend on, you know, conversations with the Congress and the rural constituencies and so forth.

OPERATOR: I'd like to go to (INAUDIBLE) with a question, and then we'll take (INAUDIBLE).

ERIC KEENE: Eric Keeney, from Reuters. A few questions; one, these shareholders take some considerable risks if regulatory approval isn't received. News Corp. was offering an entity that has been offered of global distribution platform, which over the - you know, over the short term may have had some risk in a, you know, international cable, or international broadband where it is today, but over the long-term (INAUDIBLE) some pretty interesting possibilities.

Jack, could you - could you speak to why Hughes shareholders should feel good about this deal relative to News Corp., and just now believing in what News Corp. was offering?

JACK SHAW: No, not at all. I think - I think I mentioned a little bit in my - in my remarks. We had two opportunities and we reviewed them. Each one had kind of their own characteristics and positives and negatives, but when we - when we added up the values that we saw in the relationship with EchoStar, it just far exceeded anything else that we had as - as an option.

The synergies are just - they're so clear, they're so simple. I agree with Charlie, some are clearer than others, you can get your arms around the cost, and I - the future of the company together just seems to be so spectacular. The interesting, the strategic importance to the company of Hughes Network Systems with Spaceway and some of their offerings was very important to us.

So when we - when we looked at it, it was just a clear point of view from all of us that this provided more value to the shareholders - by the way, not just short-term, but long-term, too. We just - we just thought that that - it was a good match.

ERIC KEENEY: And the other protection for the Hughes shareholders, there is a breakup fee in regulatory of $600 million, in a failed regulatory scenario, I think that goes to Hughes, but (INAUDIBLE) goes to Hughes.

And the follow up, Charlie, the last thing, when you pitched this proposal in August, if I'm not mistaken, you had called - you had wrote it for $56 billion in (INAUDIBLE) come down. Can you give me an idea of what's - was there a change to my understanding?

CHARLES ERGEN: Nothing has really changed; in fact, I'll tell you the general statement - I'm more confident of the synergy, and I think it might actually be a little higher. Those changes - $56 billion is a - is a - was a multiple put on the - the $5 million in savings that I talked about in my presentation, that's a
- that's when you fully integrate the companies, about 2005, that's what your savings are on an annual basis.

If you put a multiple on that of about 11, just a cash flow multiple, the other way you can do it is discount price of value, if you can figure out what that, you know. Most people that doesn't just - you know, that's a foreign kind of thing. But that is why we did - we just took the cash flow, multiplied that by a multiple, or you can do the reverse to that and do a net present value of it.

And I said it many times, in Tennessee, I was better at multiplying than discontinuing, so we did that.

TONI SIMINETTI:  OK.  We have a question from the telephone operator.

OPERATOR: Thank you. Our next question is coming from Marge Costello of CE On Line News. Your line is live, ma'am.

MARGE COSTELLO:  Yes, my question is ...

OPERATOR:  Can you turn down your radio in the background?

MARGE COSTELLO:  I don't have a radio on.  I would like to...

DAVID ALLEN: Yes, hi. David Allen from Morgan Stanley. Couple questions on the Bridge Link. Could you describe the terms of the Bridge Link maturity, and also the rate on that? And a question for Charlie, did you ever imagine the day when you'd be back (INAUDIBLE) GM, personally?

CHARLES ERGEN: Well, I bought a Tahoe. I might say it's the best - it's the second best deal in America, besides buying a satellite dish. No, I - the Bridge terms backs up - John, you want to take that?

JOHN DEVINE: Well, really, the Bridge is in place, really, as a back-up plan. The first plan is we're going to go to the capital market, we think again, the power of this deal, we think we can move very quickly - Charlie has one of the best (INAUDIBLE) in place today, and we're looking for at least one other, so we think that can happen very quickly, and he's (INAUDIBLE) very supportive of going to the capital markets (INAUDIBLE) so that the Bridge loan is in place as the backup plan, and we have Deutsche Bank there, we have General Motors, and then behind General Motors, we effectively have the recourse that Charlie has given us, his own personal stock of company.

So we think that combination gives us a lot of confidence. But the real issue here is getting the capital markets, and that's really a function amongst strong this combination is. The Bridge loan is in place very much as a backup plan. We don't think we'd ever get that far, but we want to know it's there if we need it. And Charlie really literally at the last minute, when we lost one of those banks, really stepped up by making on a personal basis, obviously on a personal financial basis, and made a very strong commitment to get this thing done.

So we think that combination gives us a lot of confidence that this is going to not only get done, but very - as he pointed out before, to be a very powerful combination.

JACK SHAW: To show you how tough this was for Charlie, he called me up a few days ago, and he said from now on that little bit of money, I can't find my stock certificates.

JOHN DEVINE: But he found them. "My wife was sleeping with them under her pillow. I found them." No longer, though.

UNKNOWN FEMALE #1:  We have a question of ...

JOHN DEVINE: Now I'm in big trouble. I - she'll see this on TV. This will be the thing you guys will print, right, for the - and then my PR department has to clean up after me.

JONATHAN REED:  Jonathan Reed, (INAUDIBLE), congratulations to you all.

A few quick questions, if I might, there's some - there seems to be some un-clarity with respect to tax questions (INAUDIBLE), and also in respect to the bonds, as to whether the GMH shareholders after the deal will have (INAUDIBLE) power to select the majority of the new board, can you clarify that?

And secondly, with respect to the synergy, I know it is very early but, Charlie, can you talk a little about the cost of opportunities in the large retail panel, given the price - the DIRECTV price we paid to have it (INAUDIBLE) in some of the large retail (INAUDIBLE)? Thank you.

CHARLES ERGEN:  I'll take that first part, and John the second part.

I actually don't know the contract on the retail side, and so forth, so I can't even speak to the premise that you have, but clearly, there's a tremendous subscriber acquisition cost savings that the marketplace is a bit out of whack in terms of that, and I think we're able to put the discipline in place, it's not going to affect the consumer in any way.

But clearly, this (INAUDIBLE) for example, that aren't (INAUDIBLE) because we don't have enough critical mass, and we're able to combine those together. The standardization of the set top box, and I think that leaves - I said $15, and now that we have done due diligence, we think it is closer to 30, so there's lots of savings there, beyond just how the REIT bears. I do think there's plenty of chances to work more economically with the retailers, particularly as they get the new services, like personal video recording and HDTV, where still lots of economics but you're able to show that to consumers and have them have a choice there.

JACK SHAW: Excuse me. Just to add to that we have dividends by the third quarter results at Hughes. Their advice at the DIRECTV segment made some significant steps with our retail partners already, and based on activation, as opposed to based on sale model, is what's being put in. And the fourth quarter offer with DIRECTV helps to have the retailers help focus the DIRECTV what is in the best interest of each other, and that is getting quality customers. Vis-a-vis the offer that's out there, a 12-month commitment, which is very similar to what DISH Network does today.

CHARLES ERGEN: You're right on the structure, this is a reverse forced trust. And the way the structure works, for those of you who don't know it, GM will spin off Hughes, Hughes will be the surviving entity, EchoStar actually comes into that. The name will be - the new name will be EchoStar. DIRECTV becomes the consumer brand, so it's a little, a lot of moving parts, just to be clear on that piece of it. That's obviously done for a lot of reasons, tax reasons among them, so it is very much a complex transaction, but we think it works very well, and we're very confident that it will work on a forward basis.

I think you also asked about directors. Obviously, that will be the new company's call. The plan right now is to have nine board members. The majority of those - of those nine will be independent board members. They've been agreed, but they're not - they're not announced yet.

JACK SHAW: I think the - I think the ability of GM - GM shareholders, or GMH shareholders to vote the majority of the board is still there. And just to clarify that, when this is finished, the existing GMH shareholders will own 53 percent of this new company, so obviously, we're getting the lion's share of the value, as we go forward on a control basis. EchoStar between Charlie and existing shareholders holds 36 percent, GM will have 11.

It is possible and maybe probable that GM will sell some of that 11 down over the coming months, so at the end game, nine months or so, might be a little different - but that's the structure.

JONATHAN REED: And the GMH holders will have the voting power to elect majority
 ...

JOHN DEVINE: They would have over 50 percent. The board has been agreed between the companies and announced relatively soon.

JONATHAN REED:  Thank you.

TONI SIMINETTI: We have a question on the phone. Should we try that again? Mr. (INAUDIBLE), phone operator.

OPERATOR: Thank you. Our next question is coming from Michael Stucky of Dirier Hentsch.

MICHAEL STUCKY, DIRIER HENTSCH: Yes, hello, gentlemen. I have a question on the commission (INAUDIBLE) system. Can that revision system (INAUDIBLE). What do you intend to do on that side? Are you going to choose one system, and if you asked, which one, or are you going to keep two systems?

Thank you.

CHARLES ERGEN: We haven't made a decision on that, and that decision will be made with the - by the transition payment. My expectation is that probably will bring in some more help, but beyond just the four of us for that question, because that will be a - that will be a critical one. And we'll bring in some more members from both our staffs, but more on the technical side, to help us with that.

STEVE YOUNG, (INAUDIBLE): Steve Young (INAUDIBLE). (INAUDIBLE), the first question. Charlie, do you portray this as the second largest plant in the (INAUDIBLE) the colosus of cable, and I'm just wondering whether the Justice Department, that might sound a little bit like Microsoft's (INAUDIBLE) operating (INAUDIBLE) computers. You know, the proper comparison, 14 million, and AT&T or with 13 million and AOL Time Warner, and the combination of the only two providers that are fierce competitors ...

JOHN DEVINE: Well, again, we have legal experts probably in the audience that can answer this a lot better than I can, but I think - I think that really what you look at is, are the products indistinguishable or can the parts be substituted, and I think in that case you're not looking at just AT & T and Time Warner, you're looking at Cox Communications, Comcast and anybody who has cable. I can tell you for a fact when I go in to sell a product to a cable subscriber, they say: "Well, I already get those digital channels on my cable system." I actually watched one of the shows this morning - I think it was a different one than yours, unfortunately. But they were - one of the announcers said: "Well, I have" - one guy said, "I have satellite," and one guy says, "I have cable." And the guy says, "Well, they're exactly the same." One of the guys had cable and satellite in his house and he said they're identical, and he wasn't an AT&T or Time Warner subscriber. So, I think that's really the question. But I think we're not the legal experts here.

I think, suffice it to say, at least from an EchoStar perspective, we've looked at this every way you can look at it. We've had some of the best minds in the business look at this combination. And we have come to the conclusion that this
- while there certainly are concerns that the regulators should have, but this transaction will ultimately be approved. And I don't know whether you're going to speak to that.

JOHN DEVINE: Nothing more to add. But we do have David Boyce and Peter Stanning, so you may want to raise your hands. And I think it would be a good idea to take the time now, but if you want to get them after the discussion that'd be fine.

CHARLES ERGEN: And you guys realize you're kicking me off the legal panel, right, after that explanation.

UNKNOWN MALE #2:  You've been disbarred.

CHARLES ERGEN:  I've been disbarred.  Yeah.

MIKE CARMICHAEL: (INAUDIBLE) Charlie, you've talked about in the past the inherent strategic value the national (INAUDIBLE) platform offers to players like content or phone companies. With the scale that you'll have of about 20 million subscribers at the time of close, what is your perspective on that with this kind of scale? And then, can you just give your perspective on the non-DIRECTV assets, what your intentions are and strategically whether those are more likely to be sold (INAUDIBLE)?

CHARLES ERGEN: OK. In terms of scale, I think it's critical to survive. I think it's absolutely critical with consolidation in the broadcasting industry where maybe the ownership caps are going to be increased to 50 percent. The digital spectrum that they now have, that they can actually have encryption of subscribers instead of HDTV, so they can actually compete in the business cities and not sell-through local programming, the consolidation of cable that has happened and it continues to happen and may happen in a big way if AT&T split up or sold to one company. So, I think we have to be proactive to that in fairness to our shareholders. We would be neglected if we didn't.


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As far as the other assets, I can only tell you from the Hughes management team that I have talked to is very excited about all the different divisions, so from PanAmSat to HNS to Latin America. The due diligence that we've done show that all those businesses are going to be viable businesses. They each have probably a different level of strategic value, and there's not question that DIRECTV and DISH are the two most strategic pieces that I think are the ones that you just wouldn't touch, because otherwise the synergies just aren't there. Certainly, as we talk Spaceway, it's extremely critical to do what I know everybody at Hughes and what we want to do at EchoStar in terms of providing broadband to all Americans. But you go down the level of strategic value and it's not to say - we'd never say never that some of those assets could not be reconfigured in some way. But again, our focus is - I think we're all in agreement - that we like them all.

MIKE CARMICHAEL: Mike Carmichael from CS First Boston. Charlie, you say (INAUDIBLE). In the past you've developed much of that technology (INAUDIBLE) establish relationships with AOL, TiVo and Microsoft. And I'm curious as to how you see (INAUDIBLE) unfolding as you go forward. And secondly, just as a point of clarification to Bob in an earlier question, with regard to in markets where you're competing against Pegasus will you be able to adopt the DIRECTV brand name? Pegasus is selling under the DIRECTV brand name. Does that create some (INAUDIBLE) in the market? How would you address that issue? Thank you.

CHARLES ERGEN: I don't believe we can adopt the DIRECTV brand name in the Pegasus area. (INAUDIBLE). But I don't think we can. Will it cause confusion in Pegasus to create an operator? I see them everyday. I think that - I don't think they'll cause confusion. They do a great job with what they do.

In terms of interactive - potential interactive (INAUDIBLE) different technologies, I think the transmissions team will now get together, again with some of the help of our engineers, and try to pick the best of the best and try to go with that standard and try to bring that across all our product lines. Again, we know we had that kind of transition to do anyway, but I don't think you're going to see a very complicated - I don't think you'll see a complicated business plan where you've got three or four different technologies that we're trying to stick in each box and figure it out. I feel very comfortable - I feel very comfortable with the transition team and the engineers on both sides. They will be able to make a very educated judgment as to what the best interactive technology is for our customers.

JOHN DEVINE: I would add the transition team will be largely influenced by how the market reacts and how the market takes up these different platforms. So, that's going to give us a lot of good indicator as well. Already wink is the standard on both the DISH Network and DIRECTV platforms. That's one example where we both came already independently to the same logical conclusion for the fundamental interactivity.

TONI SIMINETTI:  We have a question on the phone, Operator?

OPERATOR: Yes. Our next question is coming from Marge Costello of CE Online News. Ma'am, your line is live.

MARGE COSTELLO: Hopefully it will work this time. Presumably the lawsuit that EchoStar is filing against DIRECTV (INAUDIBLE) go away because it's a merger. But I'd like a clarification on (INAUDIBLE). The platform that we use for the set top boxes and the relationship with (INAUDIBLE) manufacturers, including the relationship that EchoStar will now have with THOMSON and DIRECTV (INAUDIBLE). Thank you.

JOHN DEVINE: Let me take that. There are existing licensing agreements between DIRECTV and other manufacturing entities, including Hughes Network Systems, which is one of the largest producers of Hughes Network DIRECTV set top boxes. There's obviously a licensing agreement with Thomson. They were our first manufacturer. And we do own about 3.5 percent of Thompson Multimedia. Any agreements that are out there will continue through their normal term. And as we
- as Charlie indicated, in terms of transition team decisions, we'll make the


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
decisions going forward upon close. We'll be evaluating those that make the most economic sense to this combined entity.

TONI SIMINETTI:  We have a question on the stairs?

GEORGE DENNIS: Hi. George Dennis from TheStreet.com. Two questions. Other than national pricing, can you talk about other measures that you would offer to Capitol Hill to reassure them about competition in rural areas, or give a suggestion or have an idea of what they'll want to see? And the second question is can you talk a little bit in more detail from the GM and the Hughes side just about - not to speak ill of the News Corporation - but some of the strengths of the News Corporation offer that couldn't be duplicated in the current offer, but did not outlay the strengths of this offer?

JOHN DEVINE: I'll turn it over to one of you two on the second part. The first part, I think it'd be premature to talk about safeguards to rural America at this point. I think what our plan is really is to listen to what people's concerns are and then come up with constructive ideas to solve those problems. You gave a good example, where some people have said to me: "Gee, we love the fact that customers are going to get all these new services and new choices. But how do we know you're not going to gouge them to higher prices? And the nationwide pricing accomplishes that goal, but still gives the benefit of all the new services to rural America." So, that's just one example. I'm certain there'll be others. And again, we're going to have an open mind about it. I believe that this - again, I personally believe this is so compelling for consumers across the board that we're going to do everything in our power to work with Washington and the regulators and Congress to make sure that we alleviate those concerns. And again, we're pretty innovative and I think there's lots of things that can be done. We have an open mind about it. As we hear specific instances, I think most of the instances I've heard, I think, are misinformed judgments in reality to the way the marketplace works or not necessarily the way some of the people have said.

So, I have great confidence with the Justice Department, for example. We've had some experience in things that they've looked at in the past. They totally do understand this industry. They totally do understand the cable industry. They understand where we fit as an industry. The FCC set this frequency to competing into cable. I have total confidence that they'll make the right decision. And we'll live with whatever decision they make. And we've made a $600 million bet that says that they're going to let this transaction be ultimately be completed. And I don't think it's fair to go into competing bids. I think what we can say is we've gone through a very rigorous process, very clear. We had - as you probably all read by now, a very detailed process, we had two very attractive bidders, they were different, we took a very hard look at them. A couple of things that were very important to us were the proposal that's on stage today. Really when you ask yourself what's the best-combined company? How do you reposition views from frankly a tracking stock part of GM? How do you position views for future growth, and for future success? A wonderful asset, a wonderful company. That position repositioned very important. And obviously, the shareholder value for GM, for GMH and obviously for the other company. So when you look at it under that context, how do you position the company? Where's the best shareholder value? Obviously, the conclusion we came to is the EchoStar bid was the strongest, and that's why we're here today.

TONI SIMINETTI: OK. I think we're beginning to wind down. Do we have anymore questions from the floor? In Frontier (INAUDIBLE)? I will take one last question from Frontier. And (INAUDIBLE) might have another question on the phone, so we'll take a couple more and wrap it up.

UNKNOWN MALE #5: Just to clarify, what is the status of the antitrust
(INAUDIBLE)?

CHARLES ERGEN: Again, I'm not probably the right person to ask that. But it was
- it was put in a band, or - are probably several months ago. I obviously assume that that will be dropped or dismissed. There was some litigation between the two companies. Beyond that, I think I'll that will be dismissed.


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
UNKNOWN MALE #5: (INAUDIBLE) issues were true a year ago when you filed this (INAUDIBLE) of those issues (INAUDIBLE) now that you're merging the two companies in one.

CHARLES ERGEN: I think some of those issues still are relevant. And again, I think those are things that we're going to have to work with the regulators to make sure that they get comfortable with, with solutions (INAUDIBLE).

UNKNOWN MALE #5: I mean, you realize the thing - the thing was the reason we filed a lawsuit, we - if that's eliminated, then this transaction, which was the (INAUDIBLE) consumer electronics store.

TONI SIMINETTI: We have a question on the phone, operator. And this'll be the last question.

OPERATOR: Thank you. Our next question is coming from Vijay Jayant of Morgan Stanley. Your line is live.

VIJAY JAYANT: Congratulations all on a great transaction. I have two quick questions. One, Charlie, can you talk about what the new management would be including both from the Hughes side that will be on board? And the second question is, given the structure of this transaction, does - did GM get its cash out before regulatory approval, and do Hughes shareholders get to vote on that process?

CHARLES ERGEN: In terms of the management, the only thing we know for sure today is that I'm the Chairman and CEO of a new company and the transition team will really go through and find the best people for the right jobs. Obviously, Eddy is going to have a key role. Obviously, some folks on both sides that will have key roles, so if I start mentioning names, you know, everybody gets worried. So, I'll leave it up to transition - for transition team to make those decisions with a singular focus that the right person for the right job that gets the opportunity, and you know, we're pretty good at focus and trying to stay away from the politics of that part. And I forget the second - somebody has to answer the other part of that.

UNKNOWN MALE #3: The redemption that we've talked about, the $4.2 billion would be done at the close. A number of regulatory approvals tax rulings. So there's a long list of things that have to be done. There may be an opportunity for GM to redeem some of their stock, and we had that agreement with EchoStar before approval. But obviously the bulk of that 4.2 million would be at the close.

VIJAY JAYANT:  Just following up on that.

TONI SIMINETTI: That's a rap. Thank you all very much for coming and look forward to answering your questions by telephone.

END





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